Mail Stop 4561

September 7, 2006

Mr. James R. Boldt
Chairman and Chief Executive Officer
Computer Task Group, Inc.
800 Delaware Avenue
Buffalo, NY 14209

> **Re: Computer Task Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the quarter ended June 30, 2006**
> **Filed August 8, 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 1-9410**

Dear Mr. Boldt:

We have reviewed your response to our letter dated August 8, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the period ended December 31, 2005

MD&A, pages 16-26

1. We note your response to previous comment number 1. You indicate that you will provide an expanded discussion of revenues recognized within your IT staffing and IT solutions businesses in future filings. We believe that your discussion of revenues within MD&A should be further expanded to address revenues recognized by each of these businesses within each of your identified vertical markets. Provide us with information reviewed by your CODM.

Mr. James R. Boldt
Computer Task Group, Inc.
September 7, 2006

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 33

2.   We note your response to previous comment number 2. The supplemental information addressing your accounting for both time and materials and monthly fee contracts should be included within your revenue recognition accounting policy. Your accounting for fixed price contracts does not appear to comply with the guidance within SAB 104 regarding the use of a proportional performance model. An output-based approach would generally be utilized as opposed to an input-based approach which utilizes a cost-to-cost model. We reference the Corporation Finance Current Accounting and Disclosure Issues issued December 1, 2005.

Form 10-Q filed for the period ended June 30, 2006

3.   We note your disclosure regarding the notification from IBM of their reduced need for the company's staffing and your expectation of significantly reduced levels of revenue beginning with the 3rd quarter of 2006. Tell us how you have considered the guidance in paragraph 28 of SFAS 142 in determining whether to test goodwill for impairment during the interim period of the current fiscal year.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3226 with any other questions as I supervised the review of your filing.

                                        Sincerely,

                                        Craig Wilson
                                        Senior Assistant Chief Accountant

Mr. James R. Boldt
Computer Task Group, Inc.
September 7, 2006